D. Mark Leland Executive Vice President and Chief Financial Officer

September 13, 2007

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	El Paso Corporation
Form 10-K Filed February 28, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30 2007
File No. 1-14365

Dear Mr. Choi:

We received your letter dated August 30, 2007, commenting on the above referenced documents.  Below are the comments contained in your letter followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Balance Sheets, Page 86

1.
Please revise your balance sheet line item description “Commitments and Contingencies” in future filings to include a reference to the note to your financial statements where these items are discussed.  Refer to Rule 5-02.25 of Regulation S-X.

Response
We have historically not included such a reference since contingent matters are discussed in a number of footnotes to our financial statements.  For example, in addition to the primary discussion of commitments and contingencies discussed in Note 13, we include a discussion of our accounting policy for contingent matters in Note 1 to our financial statements and discuss contingent tax matters in Note 5.  In future filings, however, we will provide a reference to the Note that principally discusses our commitments and contingencies (Note 13 in our 2006 Annual Report on Form 10-K).

Note 13. Commitments and Contingencies, page 119

2.
For various litigation proceedings, you disclose that you have established accruals that you believe are adequate.  For each material litigation proceeding, please expand your discussion to disclose the amount you have accrued.  Also, please disclose how you account for legal costs relating to loss contingencies in future filings.

Response
In future filings, we will disclose how we account for legal costs relating to loss contingencies.  As to your request that we disclose the amount accrued on each material proceeding, we are concerned about the consequences of providing such information on a case-by-case basis for several reasons.  We accrue amounts when we believe that a contingent matter is probable of resulting in a loss, and our accruals represent an estimate of the amount we believe is most likely to occur (this may be based on the most likely amount or based on the low end of a range of possible loss where no one amount is more likely than another). It is not uncommon for the actual settlement or payment amount to differ from the amounts we have reserved.  These differences are based on a number of factors including timing of settlement, the result of negotiations with plaintiff’s counsel, and external factors that we cannot always control.  In preparing our disclosures each period, we consider the characteristics and uncertainties of our individual loss contingencies to assess whether the use of aggregated disclosures is sufficient to provide material information to our investors.  After considering this, in the filings under review, we concluded that the discussion of our accruals on loss contingencies on a more specific basis would not add materially to an understanding of our loss contingency positions, and in fact could subject us to further risk.  As a result, we concluded that our current level of disclosure of loss contingency accruals was appropriate. In addition, it is our view that stating our accrual on an individual matter would impair our ability to negotiate to a more favorable outcome for our shareholders, as such disclosure would indicate what we believe is the most likely outcome of the matter.  It might also impact potential litigation or related legal matters resulting in copycat claims, or create a risk that plaintiffs use such disclosure as leverage to claim excessive amounts.  As a result, we believe that our disclosure of the overall accrual for contingent matters, as well as disclosure of individual accruals once a settlement agreement has been reached, provides our investors an appropriate level of information to assess our exposure to contingent matters and our estimate of the probable loss on these matters, and complies with the requirements of paragraph 9 of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.  Finally, we believe our aggregate disclosures are consistent with the disclosure requirements the FASB promulgated under FASB Interpretation No. 48 where similar disclosure issues were discussed.

Evaluation of Disclosure Controls and Procedures, page 149

3.
We note your disclosure that your management does not expect that your disclosure controls and procedures will prevent and/or detect all error and all fraud and that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Please confirm, it true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  If so, please revise your disclosure accordingly future fillings.  If the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007.

Response
We confirm our belief that our existing controls and procedures are designed to detect, at a reasonable assurance level, errors or fraud that might have a material impact on our financial statements.  We also confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level. In future filings we will revise our disclosure to clarify that our disclosure controls and procedures are effective at a reasonable level of assurance.

General

Should you have any further questions regarding our responses to your comments or need further information to assist you in your review, please contact me at (713) 420-7706 or J.R. Sult at (713) 420-5700.

Sincerely,

/s/ D. Mark Leland
D. Mark Leland
Executive Vice President and Chief Financial Officer
El Paso Corporation